SIMPLICITY ESPORTS AND GAMING COMPANY

7000 W. Palmetto Park Rd., Suite 505

Boca Raton, FL 33433

October 7, 2021

CORRESPONDENCE FILING VIA EDGAR

Mr. Donald Field

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Simplicity Esports and Gaming Company
Registration Statement Filed on Form S-1
(File No. 333-259993)

Dear Mr. Field:

On behalf of Simplicity Esports and Gaming Company (the “Company”), in accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 P.M. Eastern Time on Tuesday, October 12, 2021, or as soon thereafter as is practicable.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Roman Franklin
Roman Franklin
Chief Executive Officer

cc:	Craig D. Linder, Esq./Anthony L.G., PLLC